Exhibit 99.1

SearchMedia Announces Peter W.H. Tan as Chief Executive Officer;
New $3,000,000 Convertible Note Investment

Shanghai, China, February 21, 2012 — SearchMedia Holdings Limited (“SearchMedia” or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today announced that it has appointed Peter W.H. Tan, a current member of the Company’s Board of Directors, as its Chief Executive Officer. Additionally, the Company announced that it has entered into an agreement for a new $3,000,000 Convertible Note (“Note”) with Frost Gamma Investments Trust, an entity affiliated with Dr. Phillip Frost, our largest shareholder and several other investors, including TGC Financial Partners Limited, and entity affiliated with Mr. Tan, and CS Capital USA, LLC, an entity affiliated with Chien Lee, an advisor to the Company. Paul Conway, the Company’s former Chief Executive Officer, will be appointed to the Company’s Board of Directors in the near future and will serve as a consultant to the Company.

The Note has a one year term and borrowings bear interest at a rate of 10% per annum. In addition, the Note is convertible into our common shares at $1.25 per share. We anticipate that proceeds from the Note will be utilized to fund the repurchase of shares at an average price per share of $0.25 that was announced on January 26, 2012 from the partial settlement of the arbitration with predecessor shareholders. Other proceeds from the Note are anticipated to be utilized for new concessions, acquisitions and general working capital purposes.

Robert Fried, Chairman of the Board of Directors of SearchMedia, commented, “We are pleased that Peter has agreed to serve as our Chief Executive Officer. It is a great challenge for a U.S. listed company operating in China to find someone of Peter’s talent and experience.  He is trustworthy, communicates excellently, understands the needs of U.S. public investors as well as the ground level business needs of a Chinese media company.  He is passionate, bold and creative.  We consider this a major step toward our goal of being the best run, most trusted company in the China advertising space.

Peter has been very active in the China media industry in the last decade and, through a major US fund which invested in more than 40 companies in China, was an early investor, board member or observer in AirMedia (NASDAQ:AMCN), Bona Entertainment Group (NASDAQ: BONA) Home Inns (NASDAQ: HMIN) and E-House (NYSE: EJ), and previously served as an attorney with White & Case LLP and Perkins Coie LLP.

We thank Paul for his service and look forward to him bringing his investment banking expertise and knowledge of the Chinese media and advertising markets, and M&A contacts, to the Company as a consultant and future Board member.”

Wilfred Chow, the Company’s Chief Financial Officer comments, “We are pleased by the additional capital commitment and support from our investors, including new CEO, Peter Tan, which allows us to further capture the attractive market opportunities within China’s media industry. Dr. Frost and the members of the Frost Group have been very supportive of the Company, including strategic, operational and financial support and we intend to continue a very close relationship with them.

We are pleased to have added Chien Lee as an advisor to the Company in September 2011. Chien is a Co-Founder of 7 Days Group Holding Limited (NYSE: SVN), one of China’s leading economy hotel chains. In addition, Chien was Chairman of CS China Acquisition Corp., which completed its initial business combination in 2010 with Asia Gaming & Resorts, Ltd. to form Asia Entertainment and Resources, Ltd. (NASDAQ: AERL) one of the leading operators of VIP gaming rooms in Macau.”

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to the integration of new management into our current management team; whether Mr. Tan will be able to leverage the Company’s platform of billboard, elevator, transit and subway advertising assets; whether the Company will be able to repay the loan proceeds; that if the Lenders convert their shares, dilution may occur; the Company’s ability to capture attractive market opportunities within China’s advertising market, the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

For more information, please contact:
Paul Conway, 0118613918844646

ir@searchmediaholdings.com